大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A19-Appointment of LWF as CFO/sc/atl

2 June 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


05008932

Dear Sir

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

We wish to inform you that Mr Lee Wai Fai has been appointed as the Chief Financial Officer of UOB with effect from 1 June 2005.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED



Vivien Chan
Company Secretary